As filed with the Securities and Exchange Commission on June 26, 2000
                                                   Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------
                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           ---------------------------

                                OGDEN CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

DELAWARE                                                   13-5549268
(State or Other Jurisdiction                            (I.R.S. Employer
of Incorporation or Organization)                     Identification Number)

                       Two Pennsylvania Plaza - 25th Floor
                            New York, New York 10121
               (Address of Principal Executive Offices) (Zip Code)

                                OGDEN CORPORATION
                              RESTRICTED STOCK PLAN

                                OGDEN CORPORATION
                RESTRICTED STOCK PLAN FOR NON-EMPLOYEE DIRECTORS
                            (Full Title of the Plans)

                             Lynde H. Coit, Esquire
                    Senior Vice President and General Counsel
                             Two Pennsylvania Plaza
                            New York, New York 10121
                                 (212) 868-6126
                      (Name, Address, and Telephone Number,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                   ------------------------------------------
                                   Copies to:
                             Andrea S. Rattner, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                  212-969-3000
                         -------------------------------
                         CALCULATION OF REGISTRATION FEE
================================================================================

                                    Proposed       Proposed
Title of                            Maximum        Maximum
Securities                          Offering       Aggregate       Amount of
to Be             Amount to Be      Price Per      Offering        Registration
Registered        Registered (*)    Share (**)     Price           Fee
------------------------------------------------------------------------------
Common Stock,     600,000 Shares    $10.3125       $6,187,500      $1,633.50
par value $.50
per share

(*)     Consists of shares of the Registrant's Common Stock to be issued pursuant to the Ogden Corporation Restricted Stock Plan for Non-Employee Directors and the Ogden Corporation Restricted Stock Plan (each a "Plan" and collectively the "Plans") and 114,944 shares of the Registrant's Common Stock which have been issued and are being registered for resale. Such indeterminable number of additional shares as may be issuable pursuant to the operation of the recapitalization and adjustment provisions of the Plans are also registered hereby.

(**)    Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(h) under the Securities Act of 1933, as amended (the "Securities Act"), on the basis of the average of the high and low reported prices of the Registrant's Common Stock reported on the New York Stock Exchange - Composite Tape on June 21, 2000.

                                EXPLANATORY NOTE

Ogden Corporation has prepared this Registration Statement in accordance with the requirements of Form S-8 under the Securities Act to register certain shares of common stock, par value $.50 per share, issued to certain selling shareholders. Under cover of this Form S-8 is a Reoffer Prospectus Ogden prepared in accordance with Part I of Form S-3 under the Securities Act. The Reoffer Prospectus may be utilized for reofferings and resales of up to 114,944 shares of common stock acquired by the selling shareholders.

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

Ogden Corporation will send or give the documents containing the information specified in Part 1 of Form S-8 to employees or consultants as specified by Securities and Exchange Commission (the "SEC") Rule 428(b)(1) under the Securities Act. Ogden Corporation does not need to file these documents with the SEC either as part of this Registration Statement or as prospectuses or prospectus supplements under Rule 424 of the Securities Act.

                               REOFFER PROSPECTUS

                                Ogden Corporation
                             Two Pennsylvania Plaza
                            New York, New York 10121
                                 (212) 868-6126

                         114,944 SHARES OF COMMON STOCK
REOFFER PROSPECTUS

Ogden Corporation
Two Pennsylvania Plaza
New York, New York 10121
(212) 868-6126

114,944 SHARES OF COMMON STOCK

The shares of common stock, $.50 par value per share, of Ogden Corporation offered hereby will be sold from time to time by the individuals listed under the Selling Shareholders section of this Reoffer Prospectus. The individuals listed under the Selling Shareholders section of this Reoffer Prospectus acquired the shares of common stock offered hereby pursuant to either the Ogden Corporation Restricted Stock Plan or the Ogden Corporation Restricted Stock Plan for Non-Employee Directors.

The sales may occur in transactions on the New York Stock Exchange at prevailing market prices or in negotiated transactions. Ogden will not receive proceeds from the sale of any of the shares of common stock offered hereby. Ogden will pay for the expenses incurred in registering the shares of common stock offered hereby other than commissions or concessions to brokers or dealers and fees and expenses of counsel or other advisors to the individuals listed under the Selling Shareholders section of this Reoffer Prospectus.

The shares of common stock offered hereby are "restricted securities" under the Securities Act of 1933 before their sale under this Reoffer Prospectus. This Reoffer Prospectus has been prepared for the purpose of registering the shares of common stock offered hereby under the Securities Act of 1933 to allow for future sales by the individuals listed under the Selling Shareholders section of this Reoffer Prospectus to the public without restriction. To the knowledge of Ogden Corporation, the individuals listed under the Selling Shareholders section of this Reoffer Prospectus have no arrangement with any brokerage firm for the sale of the shares of common stock offered hereby. The individuals listed under the Selling Shareholders section of this Reoffer Prospectus may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933. Any commissions received by a broker or dealer in connection with resales of the shares of common stock offered hereby may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

Ogden Corporation's common stock is currently traded on the New York Stock Exchange under the symbol "OG".

PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS REOFFER PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      ------------------------------------

                              June 26, 2000

                                TABLE OF CONTENTS

Where You Can Find More Information                              P-2
Incorporated Documents                                           P-2
The Company                                                      P-2
Risk Factors                                                     P-3
Use of Proceeds                                                  P-9
Selling Shareholders                                             P-9
Plan of Distribution                                             P-10
Legal Matters                                                    P-11
Experts                                                          P-11
                          -----------------------------

You should only rely on the information incorporated by reference or provided in this Reoffer Prospectus or any supplement. We have not authorized anyone else to provide you with different information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this Reoffer Prospectus or any supplement is accurate as of any date other than the date on the front of this Reoffer Prospectus or such supplement.

WHERE YOU CAN FIND MORE INFORMATION

Ogden Corporation ("Ogden" or the "Company") is required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") as required by the Securities Exchange Act of 1934, as amended. You may read and copy any reports, statements or other information we file at the SEC's Public Reference Rooms at:

                 450 Fifth Street, N.W., Washington, D.C. 20549;
           Seven World Trade Center, 13th Floor, New York, N.Y. 10048

Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. Our filings are also available to the public from commercial document retrieval services and the SEC website (http://www.sec.gov).

INCORPORATED DOCUMENTS

The SEC allows Ogden to "incorporate by reference" information into this Reoffer Prospectus, which means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Reoffer Prospectus, except for any information superseded by information in this Reoffer Prospectus.

Ogden's Annual Report on Form 10-K/A for the year ended December 31, 1999 and 10-K/A Amendment Number 2 are incorporated herein by reference. Ogden's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 is incorporated herein by reference. Ogden's Report on Form 8-K, filed April 3, 2000, is incorporated herein by reference. Ogden's Report on Form 8-K, filed May 17, 2000, is incorporated herein by reference. Ogden's Report on Form 8-K, filed June 7, 2000, is incorporated herein by reference. The description of Ogden's common stock contained in its Registration Statement on Form S-4 dated October 27, 1994, as amended on November 29, 1994, including any amendment or reports filed for the purpose of amending or updating such description, is incorporated herein by reference.

                                   THE COMPANY

Ogden, a Delaware corporation, has it principal executive offices at Two Pennsylvania Plaza, New York, New York 10121, telephone number (212) 868-6126. Ogden is a diversified company providing a wide variety of services through various operating groups within each of its three principal business units, Energy, Entertainment and Aviation. These groups provide a wide range of services to private and public facilities throughout the United States and many foreign countries. The Entertainment group, a substantial majority of the assets of which were recently sold, provided total facility management; presentation of concerts and family shows; themed attractions; live theater; gaming; large format theaters and film; performing artists management; recorded music and video development; food, beverage and novelty concessions; and certain maintenance services for public and private entertainment facilities as well as the promotion and staging of entertainment events at stadiums, concert facilities, arenas, parks, fairgrounds and amphitheaters. Aviation provides a full range of specialized airline support services to commercial airlines and airports around the world. The specialized support services include ground handling, ramp, passenger, cargo and warehousing, aviation fueling and in-flight catering services.

The operations of Ogden's Energy business segment are conducted through its wholly-owned subsidiary, Ogden Energy Group, Inc. and its subsidiaries, through four major operating sectors: Independent Power, Waste-to-Energy, Water and Wastewater and Environmental Consulting and Engineering. The Independent Power group develops, operates, and in some cases, owns alternative energy power projects which cogenerate electricity and steam or generate electricity alone for sale to utilities in the United States and internationally. The Waste-to-Energy group designs, constructs, operates, maintains and, in some cases, owns facilities which combust municipal solid waste to make saleable energy in the form of electricity and steam. The Water and Wastewater group expects to develop, operate and, in some cases, own projects that purify water, treat wastewater and treat and manage biosolids and compost organic wastes. The Environmental Consulting and Engineering group, which Ogden is seeking to dispose of, provides a wide range of environmental, infrastructure and energy consulting including remedial investigations, engineering and design and project management to a variety of pubic and private sectors in the United States and abroad.

In March 1999, Ogden announced that it was exploring ways to split its existing businesses into two separate public companies, one company would consist of its Energy business and the other would comprise its Entertainment and Aviation businesses. After a review of this approach, in September 1999 Ogden decided instead to adopt a plan to discontinue its Entertainment and Aviation operations, to pursue the sale or other disposition of these businesses, pay down corporate debt and to concentrate on its Energy business. The process of selling the Aviation and Entertainment businesses is underway.

                                  RISK FACTORS

Any statements in this Reoffer Prospectus which may be considered to be "forward-looking statements", as that term is defined in the Private Securities Litigation Reform Act of 1995, are subject to certain risk and uncertainties. The factors that could cause actual results to differ materially from those suggested by any such statements include, but are not limited to, those discussed or identified from time to time in Ogden public filings with the SEC and more generally, general economic conditions, including changes in interest rates and the performance of the financial markets; changes in domestic and foreign laws, regulations, and taxes; changes in competition and pricing environments; and regional or general changes in asset valuations.

MARKETS, COMPETITION AND GENERAL BUSINESS CONDITIONS

Ogden's Energy businesses can be adversely affected by general economic conditions, war, inflation, adverse competitive conditions, governmental restrictions and controls, natural disasters, energy shortages, weather, the adverse financial condition of customers and suppliers, various technological changes and other factors over which Ogden has no control.

The operations of Ogden's Energy segment are conducted by Ogden Energy Group, Inc. and subsidiaries through four principal business areas: independent power; waste-to-energy; water and wastewater; and environmental consulting (collectively, together with its subsidiaries, the "Energy Group"). The Energy Group's independent power business faces a domestic market that is expected to change substantially in the years ahead from a mature, highly regulated and uncompetitive market for energy services to a less regulated and more competitive market as utilities restructure for deregulation and termination of their traditional monopolies. The international market for energy services is characterized by a large demand and much competition for projects within a relatively immature market framework.

The domestic market for the Energy Group's waste-to-energy services has largely matured and is now heavily regulated. New opportunities for domestic projects are expected to be scarce for the foreseeable future. This reflects a number of factors that adversely affected communities' willingness to make long-term capital commitments to waste disposal projects, including: declining prices at which energy can be sold, and low alternative disposal costs. Another factor adversely affecting the demand for new waste-to-energy projects, as well as having an impact on existing projects, was a 1994 United States Supreme Court decision invalidating state and local laws and regulations mandating that waste generated within a given jurisdiction be taken to a designated facility. The invalidation of such laws has created pressure on local governmental units sponsoring the waste-to-energy project (the "Client Communities") as well as the Energy Group to lower costs or restructure contractual arrangements in order to continue to attract waste supplies and ensure that revenues are sufficient to pay for all project costs.

Foreign demand for waste to energy projects in which Ogden Waste to Energy, Inc., a wholly owned subsidiary ("OWTE"), would participate is expected to exist only in unique circumstances where other disposal options are unavailable or unusually costly.

The Energy Group's water and wastewater business faces an immature but developing domestic market for private water and wastewater services, and, like energy, a large foreign demand within an immature marketplace.

Competition for business is intense in all the domestic and foreign markets in which Ogden conducts or intends to conduct its businesses and its businesses are subject to a variety of competitors and market influences. The economic climate can adversely affect Ogden's operations. Ogden's Energy group expends substantial amounts for the development of new businesses. The financial support required to undertake some of these activities comes from Ogden. Beyond staffing costs, expenditures can include the costs of contract and site acquisition, feasibility and environmental studies, technical and financial analysis, and in some cases the preparation of extensive proposals in response to public or private requests for proposals. Development of some projects involves substantial risks which are not within their control. Success of a project may depend upon obtaining in a timely manner acceptable contractual arrangements and financing, appropriate sites, acceptable licenses, environmental permits and governmental approvals. Even after the required contractual arrangements are achieved, implementation of the project often is subject to substantial conditions that may be outside the control of the Company. In some, but not all, circumstances, the Energy group will make contractual arrangements for the partial recovery of development costs if the project fails to be implemented for reasons beyond its control.

INTERNATIONAL BUSINESS DEVELOPMENT

The Energy Group develops projects in many countries, and in doing so seeks to implement its strategy for the development of its business in selected international markets where private development is encouraged. It seeks to do so by focusing on a limited number of opportunities which can be developed in conjunction with local and international partners. Offices have been established in Hong Kong, Manila, Sao Paulo, Calcutta, Bangkok, Beijing, Ankara and London in order to service foreign projects. Opportunities in foreign countries for the services provided by the Energy Group are highly dependent upon the elimination of historic legal and political barriers to the participation of foreign capital and foreign companies in the financing, construction, ownership and operation of infrastructure facilities.

The Energy Group has ownership interest and/or operates (or will operate upon completion of construction) projects in four continents. They are:

      - North America: 46 energy generating projects totaling 1114 MW (gross); 6 water or wastewater projects totaling 41 mgd capacity.
      -   Asia: 12 energy generating projects totaling 1212 MW (gross).
      - South and Central America: 4 energy generating projects totaling 226 MW (gross).
      -   Europe: 1 energy generating project of 15 MW (gross).

The development, construction, ownership and operation of facilities in foreign countries entails significant political and financial uncertainties and other structuring issues that typically are not involved in such activities in the United States. These risks include unexpected changes in electricity tariffs, conditions in financial markets, currency exchange rate fluctuations, currency repatriation restrictions, currency inconvertibility, unexpected changes in laws and regulations, political, economic or military instability, civil unrest and expropriation. Such risks have the potential to cause substantial delays or material impairment to the value of the project being developed or business being operated.

Many of the countries in which the Energy Group is or intends to be active are lesser developed countries or developing countries. The political, social and economic conditions in some of these countries is typically less stable than those prevalent in the United States. The financial condition and creditworthiness of the potential purchasers of power and services provided by the Energy Group (which may be a governmental or private utility or industrial consumer) or of the suppliers of fuel for projects in these countries may not be as strong as those of similar entities in developed countries. The obligations of the purchaser under the power purchase agreement, the service recipient under the related service agreement and the supplier under the fuel supply agreement generally are not guaranteed by any host country or other creditworthy governmental agency. Whenever such governmental guarantees are not available, the Energy Group undertakes a credit analysis of the proposed power purchaser or fuel supplier. It also seeks, to the extent appropriate and achievable within the commercial parameters of a project, to require such entities to provide financial instruments such as letters of credit or arrangements regarding the escrowing of the receivables of such parties in the case of power purchasers.

The Energy Group's independent (i.e. non-utility) energy generation and waste-to-energy projects in particular are dependent on the reliable and predictable delivery of fuel meeting the quantity and quality requirements of the project facilities. The Energy Group will typically seek to negotiate long-term contracts for the supply of fuel with creditworthy and reliable suppliers. However, the reliability of fuel deliveries may be compromised by one or more of several factors that may be more acute or may occur more frequently in developing countries than in developed countries, including a lack of sufficient infrastructure to support deliveries under all circumstances, bureaucratic delays in the import, transportation and storage of fuel in the host country, customs and tariff disputes and local or regional unrest or political instability. In most of the projects in which the Energy Group participates internationally, it seeks, to the extent practicable, to shift the consequences of interruptions in the delivery of fuel, whether due to the fault of the fuel supplier or due to reasons beyond the fuel supplier's control, to the electricity purchaser or service recipient by securing a suspension of its operating responsibilities under the applicable agreements and an extension of its operating concession under such agreements and/or, in some instances, by requiring the energy purchaser or service recipient to continue to make payments in respect of fixed costs. In order to mitigate the effect of short-term interruptions in the supply of fuel, the Energy Group endeavors to provide on-site storage of fuel in sufficient quantities to address such interruptions.

Payment for services that the Energy Group provides will often be made in whole or part in the domestic currencies of the host countries. Conversion of such currencies into U.S. dollars generally is not assured by a governmental or other creditworthy country agency, and may be subject to limitations in the currency markets, as well as restrictions of the host country. In addition, fluctuations in value of such currencies against the value of the U.S. dollar may cause the Energy Group's participation in such projects to yield less return than expected. Transfer of earnings and profits in any form beyond the borders of the host country may be subject to special taxes or limitations imposed by host country laws. The Energy Group seeks to participate in projects in jurisdictions where limitations on the convertibility and expatriation of currency have been lifted by the host country and where such local currency is freely exchangeable on the international markets. In most cases, components of project costs incurred or funded in the currency of the United States are recovered without risk of currency fluctuation through negotiated contractual adjustments to the price charged for electricity or service provided. This contractual structure may cause the cost in local currency to the project's power purchaser or service recipient to rise from time to time in excess of local inflation, and consequently there is risk in such situations that such power purchaser or service recipient will, at least in the near term, be less able or willing to pay for the project's power or service.

Due to the fact that many of the countries in which the Energy Group is or intends to be active are lesser developed countries or developing countries, the successful development of a project or projects may be adversely impacted by economic changes in such countries or by changes in government support for such projects. Adverse economic changes may, and have, resulted in initiatives (by local governments alone or at the request of world financial institutions) to reduce local commitments to pay long-term obligations in US dollars or US dollar equivalents. There is therefore risk that the Energy Group's development efforts in such countries may from time to time be adversely affected by such changes on a temporary or long-term basis.

In addition, the Energy Group will generally participate in projects which provide services that are treated as a matter of national or key economic importance by the laws and politics of many host countries. There is therefore risk that the assets constituting the facilities of these projects could be temporarily or permanently expropriated or nationalized by a host country, or made subject to local or national control.

The Energy Group will seek to manage and mitigate these risks through all available means that it deems appropriate. They will include: political and financial analysis of the host countries and the key participants in each project; guarantees of relevant agreements with creditworthy entities; political risk and other forms of insurance; participation by international finance institutions, such as affiliates of the World Bank, in financing of projects in which it participates; and joint ventures with other companies to pursue the development, financing and construction of these projects.

EQUAL EMPLOYMENT OPPORTUNITY

In recent years, governmental agencies (including the Equal Employment Opportunity Commission) and representatives of minority groups and women have asserted claims against many companies, including some Ogden subsidiaries, alleging that certain persons have been discriminated against in employment, promotions, training, or other matters. Frequently, private actions are brought as class actions, thereby increasing the practical exposure. In some instances, these actions are brought by many plaintiffs against groups of defendants in the same industry, thereby increasing the risk that any defendant may incur liability as a result of activities which are the primary responsibility of other defendants. Although Ogden and its subsidiaries have attempted to provide equal opportunity for all of its employees, the combination of the foregoing factors and others increases the risk of financial exposure.

ENVIRONMENTAL REGULATORY LAWS

     (a) DOMESTIC. Ogden's business activities in the United States are pervasively regulated pursuant to Federal, state and local environmental laws. Federal laws, such as the Clean Air Act and Clean Water Act, and their state counterparts, govern discharges of pollutants to air and water. Other federal, state, and local laws, comprehensively govern the generation, transportation, storage, treatment, and disposal of solid waste, and also regulate the storage and handling of petroleum products, including hazardous waste (such laws and the regulations thereunder, "Environmental Regulatory Laws").

The Environmental Regulatory Laws and other federal, state, and local laws, such as the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") (collectively, "Environmental Remediation Laws"), make Ogden potentially liable on a joint and several basis for any environmental contamination which may be associated with the Company's activities and the activities at sites, including landfills, which the Energy Group's subsidiaries have owned, operated, or leased or at which there has been disposal of residue or other waste handled or processed by such subsidiaries or at which there has been disposal of waste generated by the Energy Group's activities. Through its subsidiaries, the Energy Group leases and operates a landfill in Haverhill, Massachusetts, and leases a landfill in Bristol, Connecticut, in connection with its projects at those locations. Some state and local laws also impose liabilities for injury to persons or property caused by site contamination. Some long-term service contracts ("Service Agreements") provide for indemnification of the operating subsidiaries from some such liabilities. In addition, other subsidiaries involved in landfill gas projects have access rights to landfills pursuant to certain leases at landfill sites which permit the installation, operation and maintenance of landfill gas collection systems. A portion of these landfill sites is and has been a federally designated "superfund" site. Each of these leases provide for indemnification of the Energy Group subsidiary from some liabilities associated with these sites.

The Environmental Regulatory Laws require that many permits be obtained before the commencement of construction and operation of waste-to-energy, independent power and water and wastewater projects. There can be no assurance that all required permits will be issued, and the process of obtaining such permits can often cause lengthy delays, including delays caused by third-party appeals challenging permit issuance. Failure to meet conditions of these permits or of the Environmental Regulatory Laws and the corresponding regulations can subject an operating subsidiary to regulatory enforcement actions by the appropriate governmental unit, which could include monetary penalties, and orders requiring certain remedial actions or limiting or prohibiting operation. In addition, certain of Ogden's discontinued businesses also are required to comply with various regulatory and permitting requirements and can be subject to regulatory enforcement actions. To date, Ogden has not incurred material penalties, been required to incur material capital costs or additional expenses, nor been subjected to material restrictions on its operations as a result of violations of environmental laws, regulations, or permits.

The Environmental Regulatory Laws and Federal and state governmental regulations and policies governing their enforcement are subject to revision. New technology may be required or stricter standards may be established for the control of discharges of air or water pollutants for storage and handling of petroleum products or for solid or hazardous waste or ash handling and disposal. Thus, as new technology is developed and proven, it may be required to be incorporated into new facilities or major modifications to existing facilities. This new technology may often be more expensive than that used previously.

The Clean Air Act Amendments of 1990 required the Environmental Protection Agency ("EPA") to promulgate New Source Performance Standards ("NSPS") and Emission Guidelines ("EG") applicable to new and existing municipal waste combustion units for particulate matter (total and fine), opacity, sulfur dioxide, hydrogen chloride, oxides of nitrogen, carbon monoxide, dioxins and dibenzofurans.

The NSPS and EG, which were issued in final form in 1995, require capital improvements or operating changes to most of the waste-to-energy facilities operated by OWTE to control emissions of nitrogen oxides, organics, mercury and acid gases. EPA has since issued a final rule which slightly revised the emission limits for NOX, CO, SO2, HCl dioxin, cadmium, and lead, tightening all but the NOX limit. The general compliance deadline for the NSPS and EG is December 19, 2000, the deadline for these seven revised limits is August 26, 2002. As a practical matter the capital and operating changes necessary to meet them is very nearly identical to that needed to achieve the prior NSPS and EG limits. OWTE is currently in the process of installing the new equipment needed to achieve the applicable new limits under the NSPS and EG will be undertaken in a single effort, to be completed by December 19, 2000.

The costs to meet new rules for existing facilities owned by Client Communities generally will be borne by the Client Communities. For projects owned or leased by Ogden and operated under a Service Agreement, the Client Community has the obligation to fund such capital improvements, to which Ogden may be required to make an equity contribution. In certain cases, Ogden is required to fund the full cost of these capital improvements at those facilities that are either not operated pursuant to a Service Agreement or whose Service Agreement does not require the costs to be borne by the Client Community. The Company estimates that its commitments for these capital improvements will total approximately $30 million during 2000. Only moderate additional costs are likely to be incurred during 2001 and 2002. OWTE believes that most costs incurred to meet EG and operating permit requirements at facilities it operates may be recovered from Client Communities and other users of its facilities through increased service fees permitted under applicable contracts. Such increased service fees will be paid for either out of their general revenues or by increasing fees charged to facility users by the Client Community. Because of the reluctance or inability of some municipalities to increase taxes, or tipping fees if the market may not bear the increase without some loss of waste deliveries, Client Communities may seek to have OWTE subsidize the cost, or modify its contractual relationship.

The Environmental Remediation Laws prohibit disposal of hazardous waste other than in small, household-generated quantities at OWTE's municipal solid waste facilities. The Service Agreements recognize the potential for improper deliveries of hazardous wastes and specify procedures for dealing with hazardous waste that is delivered to a facility. Although certain Service Agreements require the Operating Subsidiary to be responsible for some costs related to hazardous waste deliveries, to date, no Operating Subsidiary has incurred material hazardous waste disposal costs.

Domestic drinking water facilities developed in the future by Ogden Water Systems, Inc. ("OWS") will be subject to regulation of water quality by the EPA under the Federal Safe Drinking Water Act and by similar state laws. Domestic wastewater facilities are subject to regulation under the Federal Clean Water Act and by similar state laws. These laws provide for the establishment of uniform minimum national water quality standards, as well as governmental authority to specify the type of treatment processes to be used for public drinking water. Under the Federal Clean Water Act, OWS may be required to obtain and comply with National Pollutant Discharge Elimination System permits for discharges from its treatment stations. Generally, under its current contracts, the client community is responsible for fines and penalties resulting from the delivery to OWS's treatment facilities of water not meeting standards set forth in those contracts.

     (b) INTERNATIONAL. Among the Energy Group's objectives is providing energy generating and other infrastructure through environmentally protective project designs, regardless of the location of a particular project. This approach is consistent with the increasingly stringent environmental requirements of multilateral financing institutions, such as the World Bank, and also with the Energy Group's experience in domestic waste-to-energy projects, where environmentally protective facility design and performance has been required. The laws of other countries also may require regulation of emissions into the environment, and provide governmental entities with the authority to impose sanctions for violations, although these requirements are generally not as rigorous as those applicable in the United States. Compliance with environmental standards comparable to those of the United States may be conditions to the provision of credit by multilateral banking agencies as well as other lenders or credit providers. As with domestic project development, there can be no assurance that all required permits will be issued, and the process can often cause lengthy delays.

ENERGY AND WATER REGULATIONS

The Energy Group's domestic businesses are subject to the provisions of federal, state and local energy laws applicable to their development, ownership and operation of their domestic facilities, and to similar laws applicable to their foreign operations. Federal laws and regulations govern transactions with utilities, the types of fuel used and the power plant ownership. State regulatory regimes govern rate approval and other terms under which utilities purchase electricity from independent power producers, except to the extent such regulation is pre-empted by federal law.

Pursuant to Federal Public Utility Regulatory Policies Act ("PURPA"), the Federal Energy Regulatory Commission ("FERC") has promulgated regulations that exempt qualifying facilities (facilities meeting certain size, fuel and ownership requirements, or "QFs") from compliance with certain provisions of the Federal Power Act ("FPA"), the Public Utility Holding Company Act of 1935 ("PUHCA"), and certain state laws regulating the rates charged by, or the financial and organizational activities of, electric utilities. PURPA was enacted in 1978 to encourage the development of cogeneration facilities and other facilities making use of non-fossil fuel power sources, including waste-to-energy facilities. The exemptions afforded by PURPA to qualifying facilities from regulation under the FPA and PUHCA and most aspects of state electric utility regulation are of great importance to the Energy Group and its competitors in the waste-to-energy and independent power industries.

Except with respect to waste to energy facilities with a net power production capacity in excess of thirty megawatts (where rates are set by FERC), state public utility commissions must approve the rates, and in some instances other contract terms, by which public utilities purchase electric power from QFs. PURPA requires that electric utilities purchase electric energy produced by QFs at negotiated rates or at a price equal to the incremental or "avoided" cost that would have been incurred by the utility if it were to generate the power itself or purchase it from another source. PURPA does not expressly require public utilities to enter into long-term contracts to purchase the output supplied by QFs.

Under PUHCA, any entity owning or controlling ten percent or more of the voting securities of a "public utility company" or company which is a "holding company" of a public utility company is subject to registration with the SEC and regulation by the SEC unless exempt from registration. Under PURPA, most projects that satisfy the definition of a "qualifying facility" are exempt from regulation under PUHCA. Under the Energy Policy Act of 1992, projects that are not QFs under PURPA but satisfy the definition of an "exempt wholesale generator" are not deemed to be public utility companies under PUHCA. Finally, projects that satisfy the definition of "foreign utility companies" are exempt from regulation under PUHCA. The Energy Group believes that all of its operating projects involved in the generation, transmission and/or distribution of electricity, both domestically and internationally, qualify for an exemption from PUHCA and that it is not and will not be required to register with the SEC.

In the past there has been consideration in the U.S. Congress of legislation to repeal PURPA entirely, or at least to repeal the obligation of utilities to purchase power from QFs. There is continuing support for grandfathering existing QF contracts if such legislation is passed. Various bills have also proposed repeal of PUHCA. Repeal of PUHCA would allow both independents and vertically integrated utilities to acquire electric assets throughout the United States that are geographically widespread, eliminating the current requirement that the utility's electric assets be capable of physical integration. Also, registered holding companies would be free to acquire non-utility businesses, which they may not do now, with certain limited exceptions. With the repeal of PURPA or PUHCA, competition for independent power generators from utilities would likely increase. This is likely to have little or no impact on existing Energy Group projects, but may mean additional competition from highly-capitalized companies seeking to develop projects in the U.S.

In addition, the FERC, many state public utility commissions and Congress have implemented or are considering a series of proposals to restructure the electric utility industry in the United States to permit utility customers to choose their utility supplier in a competitive electric energy market. The FERC has issued a series of orders requiring utilities to offer wholesale customers and suppliers open access on their transmission lines on a comparable basis to the utilities' own use of the line. All public utilities have already filed "open access" tariffs to implement this requirement. As the trend toward increased competition continues, the utilities contend that they are entitled to recover from departing customers their fixed costs that will be "stranded" by the ability of their wholesale customers (and perhaps eventually, their retail customers) to choose new electric power suppliers. These include the costs utilities are required to pay under many QF contracts which the utilities view as excessive when compared with current market prices. Many utilities are therefore seeking ways to lower these contract prices, or rescind or buy out these contracts altogether, out of concern that their shareholders will be required to bear all or part of such "stranded" costs. Regulatory agencies to date have recognized the continuing validity of approved power purchase agreements, and have rejected attempts by some utilities to abrogate these contracts. At the same time, regulatory agencies have encouraged renegotiations of power contracts where rate payer savings can be achieved as a result. The Energy Group anticipates that the regulatory impetus to restructure "above market" power purchase agreements will continue in many of the jurisdictions where it owns or operates generating facilities. Future U.S. electric rates may be deregulated in a restructured U.S. electric utility industry and increased competition may result in lower rates and less profit for U.S. electricity sellers developing new projects. Falling electricity prices and uncertainty as to the future structure of the industry can be expected to inhibit United States utilities from entering into long-term power purchase contracts. On the other hand, deregulation could open up markets for the sale of electricity, including retail markets, previously available only to regulated utilities.

The Energy Group presently has, and intends to continue to acquire, ownership and operating interests in electric generating projects outside the United States. Most countries have expansive systems for the regulation of the power business. These generally include provisions relating to ownership, licensing, rate setting and financing of generating and transmission facilities.

OWS's business may be subject to the provisions of state, local and, in the case of foreign operations, national utility laws applicable to the development, ownership and operation of water supply and wastewater facilities. Whether such laws apply depends upon the local regulatory scheme as well as the manner in which OWS provides its services. Where such regulations apply, they may relate to rates charged, services provided, accounting procedures, acquisitions and other matters. In the United States, rate regulations have typically been structured to provide a predetermined return on the regulated entities investments. In other jurisdictions, the trend is towards periodic price reviews comparing rates to anticipated capital and operating revenues. The regulated entity benefits from efficiencies achieved during the period for which the rate is set.

LIQUIDITY

As a result of the financial effects of Ogden's decision to discontinue and sell its Aviation and Entertainment business operations, Ogden requested waivers from some of its credit providers, including lenders under its revolving credit facility, for some financial covenants through July 31, 2000. It is likely that Ogden will need extensions of these waivers past July 31, 2000. Ogden's credit providers agreed to let it retain the first approximately $100,000,000 of the proceeds from the sales of Aviation, Entertainment, and certain other non-core assets, so long as it deposits proceeds over that amount in a segregated account for the repayment of debt and it does not incur any new debt or make any new non-approved investments in its continuing Energy business. Those credit providers also agreed to make available a $50,000,000 secured facility, which Ogden has not yet drawn. Ogden must repay any drawings under this facility by July 31, 2000. Ogden is exploring possible new credit facilities and/or obtaining equity to fund its operations and repay debt, including discussions with its credit providers. Ogden is in discussions with its credit providers regarding a new credit facility which would permit it to fund its normal operations, new investments and the repayment of debt.

Under some of Ogden's agreements, if its outstanding debt securities are not rated investment grade, it may have to post additional collateral or letters of credit. If Ogden fails to do so, it could forfeit some contracts or default under those agreements. That default might be a default under certain of Ogden's credit facilities. Through July 31, 2000, Ogden will also need to renew letters of credit issued by some of its lenders. If Ogden is not able to obtain the renewal of these letters of credit, it would risk being in default under the terms of the underlying agreements.

                                USE OF PROCEEDS

Ogden will not receive any of the proceeds from the sale of the shares of common stock offered hereby (the "Shares") by the individuals listed under the Selling Shareholders section of this Reoffer Prospectus (the "Selling Shareholders").

                              SELLING SHAREHOLDERS

The Shares of the Company to which this Reoffer Prospectus relates are being registered for reoffers and resales by the Selling Shareholders, who acquired the Shares pursuant to either the Ogden Corporation Restricted Stock Plan or the Ogden Corporation Restricted Stock Plan for Non-Employee Directors (the "Plans"). The Selling Shareholders may resell all, a portion or none of such Shares from time to time.

The table below sets forth with respect to the Selling Shareholders, based upon information available to the Company as of June 26, 2000, the number of Shares owned, the number of Shares registered by this Reoffer Prospectus and the number and percent of outstanding Shares owned assuming the sale of all the registered Shares.


                     NUMBER         NUMBER OF
                     OF SHARES      SHARES         NUMBER OF        % OF SHARES
                     OWNED          REGISTERED     SHARES           OWNED BY
SELLING              BEFORE         BY             OWNED            SHAREHOLDER
SHAREHOLDERS         SALE           PROSPECTUS     AFTER SALE       AFTER SALE
------------         ------------   ----------     ------------     ------------
S. Mackin (1)          59,200           12,800           46,400          --
B. Stone (1)           35,217            4,900           30,317          --
A. Sarkar (1)           5,200 (3)        5,200                0          --
W. Whitman (1)          4,900 (3)        4,900                0          --
P. Clements (1)         4,000 (3)        4,000                0          --
J. Horowitz (1)         3,200 (3)        3,200                0          --
A. Orlando (1)          4,300 (3)        4,300                0          --
K. Burton (1)           2,600 (3)        2,600                0          --
J. Klett (1)            4,100 (3)        4,100                0          --
G. Brown (1)            2,600 (3)        2,600                0          --
M. Brophy (1)           2,200 (3)        2,200                0          --
H. Matz (1)             3,800 (3)        3,800                0          --
L. Fox (1)              1,900 (3)        1,900                0          --
T. Simpson (1)          2,600 (3)        2,600                0          --
J. Burgess (1)          1,800 (3)        1,800                0          --
L. Sterlin (1)          1,100 (3)        1,100                0          --
W. Crowley (1)          1,800 (3)        1,800                0          --
M. McFadden (1)         1,000 (3)        1,000                0          --
O. Cruz (1)             1,000 (3)        1,000                0          --

                         NUMBER         NUMBER OF
                         OF SHARES      SHARES       NUMBER OF      % OF SHARES
                         OWNED          REGISTERED   SHARES         OWNED BY
SELLING                  BEFORE         BY           OWNED          SHAREHOLDER
SHAREHOLDERS             SALE           PROSPECTUS   AFTER SALE     AFTER SALE
------------             ------------   ----------   ------------   ------------

H. Kemnitz (1)             1,000 (3)        1,000               0        --
W. Metzger (1)             1,100 (3)        1,100               0        --
G. Perusse (1)             1,100 (3)        1,100               0        --
S. Spech (1)               1,300 (3)        1,300               0        --
A. Stancic (1)             1,100 (3)        1,100               0        --
S. Whitney (1)             1,100 (3)        1,100               0        --
M. Mulcahy (1)             1,800 (3)        1,800               0        --
F. Kahn (1)                1,100 (3)        1,100               0        --
J. Shenk (1)                 800 (3)          800               0        --
P. Hart (1)                  700 (3)          700               0        --
W. Alkema (1)                700 (3)          700               0        --
R. Ho (1)                  1,900 (3)        1,900               0        --
N. Grimstone (1)           1,200 (3)        1,200               0        --
David Abshire (2)          2,408            2,120             288        --
Anthony J. Bolland (2)    24,184            4,184          20,000        --
Norman G. Einspruch (2)   16,323            4,883          11,440        --
Jeffrey F. Friedman (2)   17,289            4,883          12,406        --
Atallah Kappas (2)        20,057            2,057          18,000        --
Judith D. Moyers (2)       9,347            2,692           6,655        --
Robert E. Smith (2)        3,437            2,437           1,000        --
Helmut Volcker (2)        10,320            2,120           8,200        --
Homer A. Neal (2)          3,041            2,437             604        --
George L. Farr (2)       113,431            6,431         107,000        --
 -- Less than 1%
(1) Employee of the Company
(2) Non-Employee Director of the Company
(3) Includes only those Shares issued pursuant to the Plans


                              PLAN OF DISTRIBUTION

The Selling Shareholders may sell the Shares for value from time to time under this Reoffer Prospectus in one or more transactions on the New York Stock Exchange, in a negotiated transaction or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The Shares may be sold pursuant to one or more of the following: (a) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (b) purchases by a broker or a dealer as principal, or broker or dealer for its account pursuant to this Prospectus; (c) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (d) an exchange distribution in accordance with rules of such exchange; (e) through the writing of options on the Shares; and
(f) directly or through brokers or agents in private sales at negotiated prices. If necessary, a supplemental prospectus which describes the method of sale in greater detail may be filed by Ogden with the Commission pursuant to Rule 424(c) under the Securities Act under certain circumstances. In effecting sales, brokers or dealers engaged by the Selling Shareholders and/or purchasers of the Shares may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions, concessions or discounts from the Selling Shareholders and/or the purchasers of the Shares in amounts to be negotiated prior to the sale. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

Ogden will bear all expenses in connection with the registration and sale of the Shares, other than commissions, concessions or discounts to brokers or dealers and fees and expenses of counsel or other advisors to the Selling Shareholders.

The Selling Shareholders and any broker or dealer who acts in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any compensation received by them and any profit on any resale of the Shares as principals might be deemed to be underwriting discounts and commissions under the Securities Act.

                                  LEGAL MATTERS

The validity of the Shares offered hereby will be passed upon for Ogden by Lynde
H. Coit, its Senior Vice President and General Counsel

                                     EXPERTS

The consolidated financial statements and related consolidated financial statement schedule incorporated by reference in this Reoffer Prospectus from Ogden Corporation's Annual Report on Form 10-K/A for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which express an unqualified opinion and include an explanatory paragraph referring to the Company's plans to discontinue its Entertainment and Aviation business segments and dispose of certain other non-core assets, utilize the proceeds to pay down debt, and focus solely on its Energy business, and an explanatory paragraph referring to the change in the method of accounting for the costs of start-up activities in 1999, which are incorporated by reference in the registration statement, and have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.   INCORPORATION OF DOCUMENTS BY REFERENCE

          The reports listed below have been filed with or furnished to the Securities and Exchange Commission (the "Commission") by the Registrant and are incorporated herein by reference to the extent not superseded by reports or other information subsequently filed or furnished.

          a) The Registrant's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1999.

          b) The description of the common stock of the Registrant (the "Common Stock") contained in the Registrant's Registration Statement on Form S-4, dated October 27, 1994, as amended on November 29, 1994, filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including any amendment or reports filed for the purpose of updating such description.

          c) All of the Registrant's documents filed with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of this Registration Statement and prior to filing a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such reports.

          Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4.   DESCRIPTION OF SECURITIES

          Not Applicable.

ITEM 5.   INTERESTS OF NAMED EXPERTS AND COUNSEL

          Not Applicable.

ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Section 145 of the Delaware General Corporation Law (the "Delaware Law") provides for indemnification of directors, officers, employees and other individuals against expenses (including attorney's fees), judgments, fines and other amounts incurred in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than derivative actions), if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of Ogden Corporation, or for a criminal matter, if they had no reasonable cause to believe their conduct was unlawful. However, in the case of a derivative action, indemnification extends only to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and then only if and to the extent that the appropriate court determines that such person is fairly and reasonably entitled to such indemnification. Section 145(f) of the Delaware Law permits advancement of expenses to a director or officer in such actions. In addition,
Section 102(b) of the Delaware Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director for monetary damages for breach of his fiduciary duty of care, but not for breaches of loyalty to the corporation and its stockholders, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, or transactions from which a director derives improper benefit.

          Section 16-A of the Registrant's By-Laws, as amended, provides for indemnification of the Registrant's directors, officers and employees to the full extent permitted under the Delaware Law. Section 20 of the Registrant's Amended and Restated Certificate of Incorporation also eliminates the personal liability of the Registrant's directors for monetary damages for breach of fiduciary duty to the extent permitted under the Delaware Law.

          The Registrant has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Registrant would have the power to indemnify such person against such liability under the provisions of Section 16-A of the Registrant's By-Laws, Section 20 of the Registrant's Amended and Restated Certificate of Incorporation or otherwise.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 7.   EXEMPTION FROM REGISTRATION CLAIMED

          Not Applicable.

ITEM 8.   EXHIBITS

          EXHIBIT NO.

          (4.1) The Registrant's Restated Certificate of Incorporation as amended (filed as Exhibit (3)(a) to the Registrant's Form 10-K for the fiscal year ended December 31, 1988 and incorporated herein by reference).

          (4.2) The Registrant's By-Laws, as amended (filed as Exhibit 3.2 to the Registrant's Form 10-Q for the quarterly period ended March 31, 1998 and incorporated herein by reference).

          (4.3) Fiscal Agency Agreement between the Registrant and Bankers Trust Company, dated as of June 1, 1987 and Offering Memorandum dated June 12, 1987, relating to U.S. $85 million principal amount of 6% Convertible Subordinated Debentures, Due 2002 of the Registrant (filed as Exhibits (C) (3) and
                    (C) (4) to the Registrant's Form 8-K filed with the Commission on July 7, 1987 and incorporated herein by reference).

          (4.4) Fiscal Agency Agreement between the Registrant and Bankers Trust Company, dated as of October 15, 1987, and Offering Memorandum, dated October 15, 1987, relating to U.S. $75 million principal amount of 5 3/4% Convertible Subordinated Debentures, Due 2002 of the Registrant (filed as Exhibit (4) to the Registrant's Form S-3 Registration Statement filed with the Commission on December 4, 1987, Registration No. 33-18875, and incorporated herein by reference).

          (4.5) Indenture dated as of March 1, 1992 from the Registrant to the Bank of New York, Trustee relating to the Registrant's $100 million 9 1/4% debt offering (filed as Exhibit (4)(c) to the Registrant's Form 10-K for the fiscal year ended December 31, 1991 and incorporated herein by reference).


          (4.6) Rights Agreement, dated as of September 20, 1990, between the Registrant and Manufacturers Hanover Trust Company as Rights Agent (filed as an exhibit to the Registrant's Form 8-A Registration Statement filed with the Commission on September 28, 1990 and incorporated herein by reference).

          (5)       Opinion of Lynde H. Coit, Esq.

          (23.1)    Consent of Lynde H. Coit, Esq. (included in Exhibit 5).

          (23.2)    Consent of Deloitte & Touche LLP.

          (24) A Power of Attorney is included on the signature page of this registration statement.

          (99.1) Ogden Corporation Restricted Stock Plan (filed as Exhibit 10.3(e)(i) to the Registrant's Form 10-K/A for the fiscal year ended December 31, 1999 and incorporated herein by reference).

          (99.2) Ogden Corporation Restricted Stock Plan For Non-Employee Directors (filed as Exhibit 10.3(e)(ii) to te Registrant's Form 10K/A for the fiscal year ended December 31, 1999 and incorporated herein by reference).

ITEM 9.   UNDERTAKINGS

          (a)       The undersigned Registrant hereby undertakes:

                    1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement and to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                    2) That, for the purpose of determining any liability under the Securities Act of 1933, each such effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                    3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES



          Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 26, 2000.

                                   OGDEN CORPORATION

                                   By: /S/ SCOTT G. MACKIN
                                      ------------------------------
                                           Scott G. Mackin

                                   Title:  President and Chief Executive Officer



                                POWER OF ATTORNEY

          We, the undersigned directors and officers of Ogden Corporation, do hereby severally constitute and appoint Scott G. Mackin and William J. Metzger, and each of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement on Form S-8 including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we do each hereby ratify and confirm all that said attorneys and agents, or any one of them, shall do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.



 /S/ GEORGE L. FARR
----------------------------------
George L. Farr
Chairman of the Board and Director

 /S/ SCOTT G. MACKIN
----------------------------------
Scott G. Mackin
President, Chief Executive Officer

 /S/ RAYMOND E. DOMBROWSKI, JR.
----------------------------------
Raymond E. Dombrowski, Jr.
Senior Vice President and Chief Financial Officer

 /S/ WILLIAM J. METZGER
----------------------------------
William J. Metzger
Vice President, Chief Accounting Officer

 /S/ DAVID M. ABSHIRE
----------------------------------
David M. Abshire
Director

----------------------------------
Anthony J. Bolland
Director

----------------------------------
Norman G. Einspruch
Director

 /S/ JEFFREY F. FRIEDMAN
----------------------------------
Jeffrey F. Friedman
Director

 /S/ ATTALLAH KAPPAS
----------------------------------
Attallah Kappas
Director

 /S/ JUDITH D. MOYERS
----------------------------------
Judith D. Moyers
Director

----------------------------------
Homer A. Neal
Director

 /S/ ROBERT E. SMITH
----------------------------------
Robert E. Smith
Director

 /S/ HELMUT VOLCKER
----------------------------------
Helmut Volcker
Director

                                INDEX TO EXHIBITS


EXHIBIT NO.    EXHIBIT

(4.1) The Registrant's Restated Certificate of Incorporation as amended (filed as Exhibit (3)(a) to the Registrant's Form 10-K for the fiscal year ended December 31, 1988 and incorporated herein by reference).

(4.2) The Registrant's By-Laws, as amended (filed as Exhibit 3.2 to the Registrant's Form 10-Q for the quarterly period ended March 31, 1998 and incorporated herein by reference).

(4.3) Fiscal Agency Agreement between the Registrant and Bankers Trust Company, dated as of June 1, 1987 and Offering Memorandum dated June 12, 1987, relating to U.S. $85 million principal amount of 6% Convertible Subordinated Debentures, Due 2002 of the Registrant (filed as Exhibits (C) (3) and (C) (4) to the Registrant's Form 8-K filed with the Commission on July 7, 1987 and incorporated herein by reference).

(4.4) Fiscal Agency Agreement between the Registrant and Bankers Trust Company, dated as of October 15, 1987, and Offering Memorandum, dated October 15, 1987, relating to U.S. $75 million principal amount of 5 3/4% Convertible Subordinated Debentures, Due 2002 of the Registrant (filed as Exhibit (4) to the Registrant's Form S-3 Registration Statement filed with the Commission on December 4, 1987, Registration No. 33-18875, and incorporated herein by reference).

(4.5) Indenture dated as of March 1, 1992 from the Registrant to the Bank of New York, Trustee relating to the Registrant's $100 million 9 1/4% debt offering (filed as Exhibit (4)(c) to the Registrant's Form 10-K for the fiscal year ended December 31, 1991 and incorporated herein by reference).

(4.6) Rights Agreement, dated as of September 20, 1990, between the Registrant and Manufacturers Hanover Trust Company as Rights Agent (filed as an exhibit to the Registrant's Form 8-A Registration Statement filed with the Commission on September 28, 1990 and incorporated herein by reference).

(5)            Opinion of Lynde H. Coit, Esq.

(23.1)         Consent of Lynde H. Coit, Esq. (included in Exhibit 5).

(23.2)         Consent of Deloitte & Touche LLP.

(24) A Power of Attorney is included on the signature page of this registration statement.

(99.1) Ogden Corporation Restricted Stock Plan (filed as Exhibit 10.3(e)(i) to the Registrant's Form 10K/A for the fiscal year ended December 31, 1999 and incorporated herein by reference).

(99.2) Ogden Corporation Restricted Stock Plan For Non-Employee Directors (filed as Exhibit 10.3(e)(ii) to the Registrant's Form 10K/A for the fiscal year ended December 31, 1999 and incorporated herein by reference).

                                    EXHIBIT 5


                                                  June 26, 2000


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W
Washington, D.C. 20549

Gentlemen:

          I am a Senior Vice President and the General Counsel of Ogden Corporation, a Delaware corporation (the "Company"), and have acted as counsel for the Company in connection with the filing with the Securities and Exchange Commission of a Registration Statement on Form S-8 (the "Registration Statement") for the registration under the Securities Act of 1933, as amended (the "Act"), of 600,000 shares of the Company's Common Stock, par value $.50 per share (the "Stock"), in connection with the Company's Restricted Stock Plan for Non- Employee Directors and the Company's Restricted Stock Plan (together, the "Plans").

          I am familiar with the preparation of the Registration Statement and have made such further investigation as I have deemed pertinent and necessary as a basis for this opinion.

          Based on the foregoing, it is my opinion that the Stock is duly and validly authorized and, upon the Registration Statement becoming effective, the shares of Stock being registered by means of the Registration Statement, when issued in accordance with the Plans, will be legally issued, fully paid and non-assessable.

          I hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement. In giving the foregoing consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Act.

                                                  Very truly yours,
                                                  /s/ Lynde H.Coit
                                                  Lynde H. Coit

                                  EXHIBIT 23.2

                          INDEPENDENT AUDITORS' CONSENT

          We consent to the incorporation by reference in this Registration Statement of Ogden Corporation on Form S-8 of our reports dated March 30, 2000, appearing in the Annual Report on Form 10-K/A of Ogden Corporation for the year ended December 31, 1999 and to the reference to us under the heading "Experts" in the Reoffer Prospectus, which is part of this Registration Statement.

                            /s/ DELOITTE & TOUCHE LLP
                                New York, New York
                                June 21, 2000